Exhibit 12.2

CECONY

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(millions of dollars)	2010	2009	2008	2007	2006
Earnings
Net income for common stock	$893	$781	$783	$844	$686
Preferred stock dividend	11	11	11	11	11
(Income) or loss from equity investees	2	(1)	—	(2)	—
Minority interest loss	—	—	—	—	—
Income tax	495	404	397	392	349
Pre-tax income for common stock	$1,401	$1,195	$1,191	$1,245	$1,046

Add: Fixed charges*	578	582	520	487	472
Add: Distributed income of equity investees	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—
Earnings	$1,979	$1,777	$1,711	$1,732	$1,518
* Fixed charges
Interest on long-term debt	$520	$518	$458	$411	$370
Amortization of debt discount, premium and expense	17	16	16	17	16
Interest capitalized	—	—	—	—	—
Other interest	19	27	25	39	65
Interest component of rentals	22	21	21	20	21
Pre-tax preferred stock dividend requirement	—	—	—	—	—
Fixed charges	$578	$582	$520	$487	$472
Ratio of Earnings to Fixed Charges	3.4	3.1	3.3	3.6	3.2